Exhibit 99.1

INLIF LIMITED Accelerates Expansion into New Energy Sector to Drive Long-term Strategic Transformation

Quanzhou, China, Oct. 23, 2025 (GLOBE NEWSWIRE) -- INLIF LIMITED (Nasdaq: INLF) (the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today unveiled its strategic expansion into the new energy sector in response to surging demand for high-precision industrial automation. This milestone marks a significant qualitive leap in the Company’s strategic transformation and long-term growth trajectory.

Since its Nasdaq listing in January 2025, INLIF, through its operating subsidiary Ewatt Robot Equipment Co., Ltd., has been pursuing new growth opportunities while consolidating its existing strengths in the manufacturing sector. Leveraging deep industry experience and insights into the rapid evolution of the new energy market, the Company has expanded its reach along the lithium battery and energy storage value chain. INLIF is also actively expanding its talent pool across engineering, R&D and supply chain functions, while significantly increasing its R&D investments to deliver turnkey automation solutions for cell, module, and pack production.

The Company has successfully developed a series of advanced automation and testing equipment tailored for the new energy industry. With a focus on improving production efficiency and product quality, this initiative marks a strategic upgrade of INLIF’s business model to better meet customers’ evolving needs and the industry’s broader transformation trends.

Key new energy sector-focused products and technological innovations commercialized:

•	Cell Outer Blue Film Dispensing System

Integrated with a proprietary software platform interfaced with customers’ manufacturing execution systems (MES), this fully automated system supports U-shaped and ring-shaped film wrapping processes with real-time data monitoring. Featuring multi-axis motion control (XYZ servo modules) and industrial camera-based automatic glue path verification, it is designed to achieve single-machine production capacity of up to 24 parts per minute (PPM), with a first-pass yield exceeding 99% and a defect rate below 1%.

•	Module Bonding & Dispensing Equipment

Designed for automatic glue dispensing and finished product packaging following module bonding, this device incorporates radio-frequency identification (RFID) for module verification and charge-coupled device (CCD) vision-based automated optical inspection (AOI). It is designed to ensure high-precision dispensing with ±1% accuracy, a cycle time of 88 seconds per piece, and a 2,600ml glue barrel capacity.

•	Automated Production Line for Energy Storage Battery Modules

This one-stop solution integrates the full production process, from cell loading to module roll-off, covering dispensing, stacking, welding, end-of-line (EOL) testing, and safety device installation. Featuring high production capacity and minimal manual intervention, it supports multiple module specifications and process variations with exceptional adaptability and efficiency.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, commented: “Amid evolving market trends and intensifying competition, we remain steadfast in pursuing new opportunities and revenue streams. Over the years, our expertise in molding machine-dedicated manipulator arms has earned us strong industry recognition. By combining our deep technological foundation in industrial automation with enhanced access to capital markets, we are well-positioned to accelerate our expansion into the new energy field. Our continued focus on R&D and innovation enables us to offer solutions that stand out for their practicality, precision, and cost-effectiveness, helping customers optimize production processes and achieve higher efficiency. Looking ahead, we will continue to launch new, cutting-edge products tailored to the fast-evolving new energy market, unlocking sustainable growth opportunities and creating long-term value for our shareholders.”

About INLIF LIMITED

Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com